Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2018-11

PolyMet Project Update at Shareholders’ Meeting

St. Paul, Minn., June 27, 2018 – PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE AMERICAN: PLM – is pleased to report 78.51 percent of the eligible shares were represented at its Annual General and Special Meeting of Shareholders held on June 27, 2018 in Toronto, Ontario, and all motions put forward by the company were passed at the meeting.

The number of directors of the company was fixed at nine and the following persons were elected as directors of the company to hold office until the next annual general meeting.  The voting results are shown below:

Director	Votes For	% For	Votes Withheld	% Withheld
Dennis Bartlett	140,878,560	99.06	1,331,408	0.93
Jonathan Cherry	140,910,636	99.08	1,299,332	0.91
Mike Ciricillo	140,127,914	98.53	2,082,054	1.46
Dr. David Dreisinger	141,265,096	99.33	944,872	0.66
W. Ian L. Forrest	141,235,838	99.31	974,130	0.68
Helen Harper	140,157,856	98.55	2,052,112	1.44
Alan R. Hodnik	141,381,755	99.41	828,213	0.58
Stephen Rowland	140,175,103	98.56	2,034,865	1.43
Michael M. Sill	140,668,142	98.91	1,541,826	1.08

In other board action, PricewaterhouseCoopers LLP was reappointed as auditors of the company and the board is authorized to fix the remuneration to be paid to the auditors.  The amended Omnibus Share Compensation Plan, as approved by shareholders in 2007, amended and restated and confirmed from time to time, most recently by shareholders in 2015, was also approved.

Following the meeting, President and CEO Jon Cherry gave a presentation on achievements of the past year and goals for the future.

Key highlights:

•	In January 2018, the Minnesota Department of Natural Resources released the draft Permit to Mine for public review and comment which has now closed;

•
In January 2018, the Minnesota Pollution Control Agency released the draft water quality permit, draft section 401 water quality certification, and draft air emissions permit for public review and comment which have all closed;

•	In March 2018, all remaining public comment periods for the various draft permits concluded without extension;

•
In March 2018, the company and Glencore agreed to extend the term of outstanding debentures until March 31, 2019, reduce the interest rate on the outstanding debentures, and make available up to $80 million in additional debentures during 2018 of which $20 million was drawn on May 7, 2018.  Proceeds are being used to complete pre- and post-permitting work, including detailed engineering and environmental cleanup, and to purchase wetland credits;

•
In March 2018, the company issued an Updated Technical Report under NI 43-101 incorporating process improvements, project improvements, and environmental controls described in the Final Environmental Impact Statement and draft permits.  The update also included detailed capital costs, operating costs, and economic valuation for the mine plan being permitted as well as potential future production opportunities;

•
In early June 2018, the U.S. Forest Service notified the company that the administrative land exchange between the agency and PolyMet Mining would close June 28, 2018, giving the company exclusive control of the land over the NorthMet ore body; and,

•
In June 2018, the U.S. Senate passed on an 85-10 vote the National Defense Authorization Act, which carried an amendment codifying the Superior National Forest Record of Decision in January 2017 authorizing the administrative land exchange. The land exchange measure passed out of the House of Representatives on a 309-99 vote in November 2017 as a stand-alone bill.

Key objectives include:
•
Favorable decisions on the final state permits named above as well as from the U.S. Army Corps of Engineers on the Final Record of Decision and 404 wetlands permit under the Clean Water Act. Note that the permitting process is managed by the regulatory agencies and, therefore, timelines are not under our control;

•	Transfer of title to the surface rights over and around the NorthMet mineral rights to PolyMet as part of the authorized administrative land exchange. This is scheduled June 28, 2018;

•	Completion of project implementation plan; and,

•	Execution of a construction finance plan, subject to typical conditions precedent such as receipt of key permits.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota.  Poly Met Mining, Inc. has completed its Definitive Feasibility Study.  The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications.  NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas
Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2017, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.